N E W S R E L E A S E

July 12, 2010

Bisha Project Remains on Schedule and On Budget

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to provide a brief update on the Bisha project in Eritrea.

The project continues to be on schedule and on budget. Bisha is advancing well towards plant commissioning phase late this year.  After a relatively short commissioning process (60 days) and after reaching commercial production during Q1 2011, the Company expects to produce in excess of 100,000 ounces of gold each quarter at a cost of less than $250 per ounce. With over 95% of procurement completed, project management are comfortable the actual capital cost will be within the budget of approximately $260 million.

With these low operating costs, Bisha is anticipated to have much higher than average industry profitability and cash flow. Estimated Bisha Project cash flow under various metals price assumptions is included in the annual MD&A and posted on the Nevsun web site - www.nevsun.com/project/highlights .

The Company’s cash position at June 30 was approximately US$83 million. This cash, plus the normal contributions by the Eritrean National Mining Corporation is enough to satisfy all construction cash requirements. Q2 financial results will be released on or about August 12, 2010.

Pictures of the construction progress are updated regularly and can be found on the Company web site – www.nevsun.com/project/gallery .

Forward Looking Statements: The above contains forward-looking statements concerning cash position, construction progress and project economics.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T.Davis” Cliff T. Davis President & Chief Executive Officer NSU 10-11.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com